Filed Pursuant to Rule 433

Registration No. 333-204165

American International Group, Inc.

$1,500,000,000

3.300% NOTES DUE 2021

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	3.300% Notes Due 2021

Expected Ratings (Moody’s / S&P/ Fitch)*:	Baa1 / A- / BBB+ (stable/negative/stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	February 23, 2016

Settlement Date:	February 26, 2016 (T + 3)

Maturity Date:	March 1, 2021

Principal Amount:	$1,500,000,000

Price to Public:	99.908% of principal amount

Gross Underwriting Discount:	0.350%

Net Proceeds to Issuer Before Expenses:	$1,493,370,000

Spread to Treasury Benchmark:	T + 210 basis points

Treasury Benchmark:	1.375% due January 31, 2021

Treasury Benchmark Yield:	1.220%

Coupon:	3.300%

Yield to Maturity:	3.320%

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing September 1, 2016

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time prior to February 1, 2021 at a discount rate of Treasury + 35 basis points. Par redemption at any time on or after February 1, 2021

CUSIP/ISIN:	026874 DG9/US026874DG98

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Sandler O’Neill & Partners, L.P. The Governor and Company of the Bank of Ireland

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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